1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2010
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Board of Directors Resolutions
Hsinchu, Taiwan, R.O.C. — November 9, 2010 — TSMC (NYSE: TSM) today held a meeting of the Board of Directors, which passed the following resolutions:
1.	Approved capital appropriations of US$1,880.9 million to set up mini-lines for the wafer fab in Taichung, and to expand advanced technology capacity, twelve-inch capacity for wafer-level chip-scale packaging, and specialty technology capacity.

2.	Approved 2011 R&D and sustaining capital appropriation of US$803.76 million.

3.	Approved capital injection of 9.4 million euros into TSMC Solar Europe B.V.
# # #

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Ms. Lora Ho Vice President and CFO Tel: 886-3-566-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Mr. Michael Kramer Principal Specialist PR Department Tel: 03-563-6688 ext. 7126216 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com	Ms. Dana Tsai Senior Administrator PR Department Tel: 886-3-505-5036 Mobile: 886-920-483591 E-Mail:dana_tsai@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: November 9, 2010	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer